March 5, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Joyce Sweeney
Patrick Gilmore

Re:	Palm, Inc.
Form 10-K for the Fiscal Year Ended May 29, 2009
Form 10-Q for the Quarterly Period Ended August 28, 2009
File No. 000-29597

Dear Ms. Sweeney and Mr. Gilmore:

Palm, Inc. (“Palm”, the “Company”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated February 24, 2010 regarding our Annual Report on Form 10-K filed with the Commission on July 24, 2009 and our Quarterly Report on Form 10-Q filed with the Commission on September 17, 2009.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended May 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.	In your response to prior comment 2 you indicate that because you rely on data from third-party sources for sell-through information, the company cannot ensure investors of its accuracy. Please tell us how the company considers the reliability of sell-through data in determining to provide such information to investors in its earnings conference calls. Tell us how the company considers disclosure addressing the concern with reliability of the information provided.

Response: Palm provides sell-through data in its earnings conference calls in response to consistent requests for such information by analysts and investors. By providing this information in earnings conference calls, which are available to the public as well as recorded and posted to our Investor Relations website for public access, Palm provides wide dissemination of this data in compliance with Regulation FD.

To the extent that Palm includes sell-though information in future earnings conference calls, the Company will include a cautionary note on its investor relations website alerting users of this data with respect to its reliability. An example of the cautionary note we would expect to provide is below:

Cautionary Note Regarding Reported Sell-Through

Palm generally records revenues for its smartphone products based on sell-in to carriers and other distributors. To facilitate investors’ understanding of end-user demand for the company’s products, Palm also reports smartphone sell-through information in this recording/script. Palm relies on reports from third parties for data on its carrier and distributor smartphone sell-through and inventory information. While Palm believes this information provides meaningful perspectives on sell-through and inventory trends over time, this information is not subject to Palm’s internal control systems and Palm can not assure investors of its accuracy.

In connection with our responses we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me at (408) 617-7000.

Sincerely,

Palm, Inc.

By:	/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer

cc:	Brian J. Lane, Gibson, Dunn & Crutcher LLP

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